STARREX MINING CORPORATION LTD.

Interim Shareholder Report

Nine-Months Ended September 30, 2003

Financial Condition, Capitalization and Assets

Income for the 9-months ending 30 September 2003 was modest, at $21,804, deriving entirely from investment income -- which continues adversely impacted by low market interest rates. Administration and general expenses declined modestly to $69,491, from $106,824 the previous year. These costs are substantially incurred during the course of due diligence investigations of merger and/or acquisition proposals regularly received by Starrex. Accordingly, the reportable net earnings (loss) continue nominal for the period under review.

Net working capital, comprising primarily cash and equivalents in short term investments, remains at about $800,000. At 30 September 2003, the Starrex issued capital stock (exclusively common shares) remained unchanged at 3,429,566 shares -- with no dilutive securities, including senior, convertible or debt securities, or share purchase warrants or options, outstanding or authorized for issue. The modest and widely distributed Starrex share capitalization, together with its "market seasoned" status, is considered an intangible corporate asset of significant value.

Starrex shareholders presently hold meaningful direct and indirect equity stakes in InterStar Group Inc. The Company retains its investment in 1,168,970 InterStar shares, or 5.6% of its issued capital (equivalent to about one-third InterStar share for each Starrex share). InterStar maintains its ownership position in the large, high grade Tambao (Burkina Faso; French West Africa) manganese mine -- and has recently diversified by contracting for a 100% ownership position in a promising medical device development firm (Theralase, Inc. of Markham, Ontario).

At the Star Lake minesite, the residual Starrex interest in the reclaimed minesite and mining claims has now been consolidated with a large grouping of other gold-prospective lands in the general Star Lake region. A new exploration company -- Golden Band Resources Inc. -- now holds all the claim blocks and operated an exploration project this past summer. No program results have yet been announced. Starrex holds 116,109 common shares and 29,027 share purchase warrants in Golden Band.

Starrex continues to evaluate business combination proposals. Our share trading prices do not reflect recognized non-cash assets. Further, there is a real, if intangible, value inherent in our modest capitalization -- and in our widespread North American shareholder distribution.

On Behalf of the Board:
Per: S. Donald Moore, President
25 November 2003



STARREX MINING CORPORATION LTD.

BALANCE SHEETS AS AT SEPTEMER 30, 2003 AND DECEMBER 31, 2002

(Prepared from Company Records)

UNAUDITED

	Unaudited September 30, 2003	Unaudited December 31, 2002
ASSETS		
Current		
Cash	$ 38,253	$ 40,984
Short-term investments (quoted market value - $997,890) (2002 -- $999,450)	997,910	994,450
Other receivables	347	50
	1,036,510	1,040,484
INVESTMENTS	87,494	87,494
CAPITAL ASSETS		
Office equipment, net	612	720
	$ 1,124,616	$ 1,128,698
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 279,174	$ 255,042
SHAREHOLDERS' EQUITY		
CAPITAL STOCK		
Authorized:		
An unlimited number of Common Shares; without par value		
Issued and Outstanding:		
3,429,566 Common Shares	1,203,723	1,203,723
Deficit account	(358,281)	(330,067)
	845,442	873,656
	$ 1,124,616	$ 1,128,698

STARREX MINING CORPORATION LTD.

STATEMENT OF OPERATIONS AND DEFICIT AND RETAINED EARNINGS

(Prepared from the Company Records)

Unaudited

	Three Months Ended September 30, 2003	Three Months Ended September 30, 2002	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002
INCOME				
Investment Income	$ 7,159	$ 7,188	$ 21,804	$ 17,789
EXPENSES				
Administrative	22,171	63,110	69,491	106,824
Interest Charges	- 0 -	- 0 -	568	- 0 -
Depreciation	36	45	108	135
	22,207	63,155	70,167	106,959
Loss before the undernoted item	**(15,048)**	**(55,967)**	**(48,363)**	**(89,170)**
Loss on distribution	- 0 -	(921,272)	- 0 -	(921,272)
Share of loss of affiliated Company	- 0 -	- 0 -	- 0 -	(16,030)
Recovery of income taxes	20,149	7,609	20,149	7,609
Income (loss) for the Period	**5,101**	**(969,630)**	**(28,214)**	**(1,018,863)**
(Deficit) Retained Earnings at Beginning of Period	(363,382)	548,996	(330,067)	598,229
(Deficit) Retained Earnings at End of Period	($ 358,281)	($420,634)	($ 358,281)	($420,634)
Earnings (loss) per share	**$ 0.0015**	**($0.2827)**	**($ 0.0082)**	**($ 0.2971)**

Notes:

(1) At 30 September, 2003 there were 3,429,566 common shares issued and outstanding (30 September, 2002 -- 3,429,566 common shares).

(2) Certain comparative figures for the period may have been reclassified to the current period's presentation.

STARREX MINING CORPORATION LTD.

STATEMENT OF CASH FLOWS

(Prepared from Company Records)

Unaudited

	Three Months Ended September 30, 2003	Three Months Ended September 30, 2002	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002
Net (Outflow) Inflow of Cash related to the following activities				
OPERATING				
Income (loss) for the period	$ 5,101	($969,630)	($28,214)	($1,108,863)
Items not affecting Cash				
Depreciation	36	45	108	136
Share of Loss of Affiliated Company	- 0 -	- 0-	- 0 -	16,030
Loss on distribution	- 0 -	921,272	- 0 -	921,272
	5,137	(48,313)	(28,106)	(81,425)
Changes in non-cash operating working capital items				
Other receivables	252	- 0 -	(297)	- 0 -
Accounts payable and accrued liabilities	13,392	(11,942)	24,132	(11,185)
	13,644	(11,942)	23,835	(11,185)
Financing				
Return of capital	- 0 -	(548,730)	- 0 -	(548,730)
Investing				
Investment	- 0 -	548,730	- 0 -	548,730
Short-term investment	(20)	47,484	1,540	99,335
	(20)	596,214	1,540	648,065
Increase (decrease) in Cash	18,761	(12,771)	(2,731)	6,725
Cash, beginning of Period	19,492	33,049	40,984	13,553
Cash, end of Period	**$38,253**	**$ 20,278**	**$ 38,253**	**$ 20,278**
Supplemental Disclosure of Cash Flow Information				
Cash received from interest	$ 7,159	$ 7,188	$ 21,804	$ 17,789
Cash interest paid	$ - 0 -	$ - 0 -	$ 568	$ - 0 -
Cash income tax paid (received)	($20,149)	($7,609)	($ 20,149)	($ 7,609)